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kblauch@sidley.com (212) 839 5548	FOUNDED 1866

July 17, 2012

Rolaine S. Bancroft
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Stanley Capital I Inc.
Pre-Effective Amendment No. 3 to Registration Statement on Form S-3 (Registration No. 333-180779)

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of July 9, 2012.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

The Registrant is filing its Pre-Effective Amendment No. 3 to the registration statement simultaneously with the submission of this letter.  Enclosed herewith are two courtesy copies of Pre-Effective Amendment No. 3, both of which have been marked to show changes against the Pre-Effective Amendment No. 2 filed on June 25, 2012.  References below to page numbers in Pre-Effective Amendment No. 3 are to the marked version.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Rolaine S. Bancroft

Prospectus Supplement

[Depositable and Exchangeable Certificates], page S-108

1.
We note your response to comment 4 from our letter dated June 15, 2012.  Please revise your disclosure to indicate whether an exchange would have any effect on the distributions due to other certificate holders.

The Staff’s requested change has been made on pages S-20, S-23 and S-105

Exchangeable Examples, page S-109

2.
We note that for offerings which include exchangeable and depositable certificates that the paying agent holds these certificates on your behalf and is a party to each exchange transaction.  Please revise your disclosure to disclose the terms under which the paying agent holds the depositable and exchangeable certificates.

The Staff’s requested change has been made on page S-97.

3.
Also, it appears that exchanges of depositable and exchangeable certificates can occur at any time as long as certain conditions are met and it appears that each exchange constitutes a subsequent transaction to the initial offering of these certificates.  Please give us your legal analysis as to whether or not the future exchanges of certificates will require registration.

Depositable Certificates and Exchangeable Certificates are both issued on the closing date.  The Depositable Certificates purchased by investors on the closing date have a certificate principal balance equal, for purposes of illustration, to $100.  The related Exchangeable Certificates on the closing date have a certificate principal balance equal, again for purposes of this illustration, to $0.  When Depositable Certificates are exchanged for Exchangeable Certificates, the certificate principal balance of the Depositable Certificates outstanding are decreased by the certificate registrar, and the certificate principal balance of the Exchangeable Certificates outstanding are increased by the certificate registrar by the same amount.  At no time does the total amount of Depositable Certificates and Exchangeable Certificates outstanding exceed the initial certificate principal balance of the Depositable Certificates, in this case $100, and in no case does the total amount of such Certificates exceed the amount of Certificates registered, again in this case $100.  The Certificateholder requesting the exchange is simply exercising a term of the issued security (the ability to exchange one issued and outstanding security for another issued and outstanding security) that existed at initial issuance and registration.  All such Certificates are registered on the closing date and no registration is required based upon these future exchanges.

Rolaine S. Bancroft

Amendments to the Pooling and Servicing Agreement, Page S-133

4.
We note your response to prior comment 7.  We note that you continue to base your determination as to whether the Trust Indenture Act applies to Pooling and Servicing Agreement solely on CDI 202.01 and historical industry practice.  As you continue to note, the staff of the Division of Corporation Finance is considering CDI 202.01 in light of the pending federal court ruling regarding the application of the Trust Indenture Act.  Please revise your disclosure to indicate that your determination that the Trust Indenture Act does not apply to the Pooling and Servicing Agreement is based, at least in part, on your own independent analysis that the Trust Indenture Act does not apply to the Pooling and Servicing Agreement or tell us why it is not appropriate for you to do so.

The Staff’s requested change has been made on page S-118.

Exhibits

Exhibit 5.1

5.
We note your response to prior comment 8.  Reliance upon these Delaware Certificates may be appropriate, but basing whether the registrant validly exists and is in good standing solely on the Delaware Certificates appears to assume away whether they validly exist and are in good standing.  Please have counsel revise the legal opinion accordingly.  In the alternative, please have counsel explain, with a view towards disclosure, why reliance solely on the Delaware Certificates does not assume away whether the registrant validly exists and is in good standing under Delaware law.

As discussed in the report of the TriBar Opinion Committee (53 The Business Lawyer 592 (1998)), because opinions are intended to convey the opinion giver’s conclusions of law, opinions generally may not rely upon certifications of fact for “statements that are tantamount to the legal opinions themselves.”  However, an exception to this general rule exists for customary statements in certificates of public officials.  As explained in the TriBar report:

Public officials are presumed to have established specific procedures to issue such certificates.  For example, opinion givers customarily rely on certificates issued by the Secretary of State regarding a corporation’s “valid existence”, “good standing” and “qualification to do business”.  Unlike the corporate officer or other certifier of fact, the public official is assumed to understand (and to have undertaken the appropriate diligence to support) the statement of ultimate fact (conclusion of law) contained in the certificate.  (53 The Business Lawyer 592 at 612, footnotes excluded).

Rolaine S. Bancroft

Thus, in basing a “validly existing” or “good standing” opinion on the certificate of a public official, the opinion giver is not assuming away whether the registrant validly exists or is in good standing under the applicable state law; rather, it is providing its confirmation that the appropriate inquiry was conducted and that it does not have any reason to believe that the public official’s certification is untrue.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Kevin C. Blauch
Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.

enclosures